Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 8- 2007

MARCH 28, 2007
FOR IMMEDIATE RELEASE

AURIZON REPORTS MINERAL RESOURCES OF OVER ONE MILLION OUNCES OF GOLD AT JOANNA AND CONFIRMS MINERAL RESERVES AT CASA BERARDI

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) is pleased to announce an updated mineral reserve and resource estimate for its Casa Berardi gold mine and a mineral resource estimate for its Joanna project.  Both projects are located in north-western Quebec, Canada.

▪

At Joanna, a new mineral resource estimate has been prepared by Geostat Systems International Inc. (“Geostat”) based on three hundred and eighty one drill holes completed by previous operators.  Mineral resources are estimated at 5.4 million tonnes averaging 1.8 grams of gold per tonne, or 309,000 ounces in the indicated category and 21.8 million tonnes averaging 1.6 grams of gold per tonne, for 1.1 million ounces in the inferred category.

▪

At Casa Berardi, an updated mineral reserve estimate has been prepared by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) based on the intensive definition drilling program completed in 2006 within the existing 113 Zone.  The updated estimate confirms the 1.2 million ounces mineral reserve estimate from the Updated Feasibility Study completed in 2005.

▪

At Casa Berardi, Scott Wilson RPA also updated the mineral resource for the upper extension of Zone 113, Zones 118-120, the Northwest Zone and for the East Mine zones.  In addition, an updated mineral resource estimate has been prepared by Geostat for the East Mine crown pillar, and audited by Scott Wilson RPA.  As a result of the closely spaced underground drilling completed in 2006, a new geological block model has been prepared, which results in a gain of 79,000 ounces (18%) in the measured and indicated mineral resource category and a loss of 124,000 ounces (10%) in the inferred mineral resource category.

▪

Both mineral reserve and resource estimates follow the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions standards for mineral resources and reserves and have been completed in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101.

“Aurizon is confident of achieving commercial production in the second quarter, confirming that the main parameters of the Updated Feasibility Study are now fully appropriate for the mining plan at Casa Berardi. We are now in a good position to transfer the existing mineral resources into mineral reserves” said David Hall, CEO. “With gold production from Casa Berardi now a reality, the addition of a 1 million ounce mineral resource in a second gold project in the Abitibi belt at Joanna, represents a successful extension of our strategy to focus on good opportunities along major gold belts, close to existing infrastructure”, he added.

Aurizon Mines Ltd. - March 28, 2007
Aurizon Reports Mineral Resources of Over One Million Ounces of Gold
at Joanna and Confirms Mineral Reserves at Casa Berardi

COMBINED MINERAL RESERVES AND RESOURCES
		2006			2005
	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces
Proven Mineral Reserves
Casa Berardi (underground)	622,000	10.7	213,000	-	-	-
Probable Mineral Reserves
Casa Berardi (underground)	4,091,000	7.3	956,000	4,908,000	7.7	1,213,000
Total mineral reserves	4,713,000	7.7	1,169,000	4,908,000	7.7	1,213,000
Measured Mineral Resources
Casa Berardi (underground)	38,000	7.3	9,000	-	-	-
Casa Berardi (open pit)	291,000	4.3	41,000	-	-	-
Indicated Mineral Resources
Casa Berardi (underground)	2,151,000	5.6	385,000	1,894,000	5.4	328,000
Casa Berardi (open pit)	617,000	4.5	91,000	827,000	4.5	119,000
Joanna (open pit)	5,398,000	1.8	309,000	-	-	-
Total measured and indicated resources	8,495,000		835,000	2,721,000		447,000
Inferred Mineral Resources
Casa Berardi (underground)	4,857,000	6.6	1,029,000	5,568,000	6.5	1,164,000
Casa Berardi (open pit)	170,000	5.7	31,000	81,000	7.5	20,000
Joanna (open pit)	21,838,000	1.6	1,102,000	-	-	-
Total inferred resources	26,865,000		2,162,000	5,649,000		1,184,000

1. Casa Berardi produced 68,500 tonnes (17,731 ounces of gold) at an average gold grade of 8.6 grams per tonne in 2006.

2. Measured and indicated mineral resources are exclusive of mineral reserves.

3. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Casa Berardi Gold Mine

The Casa Berardi deposit is a vein type deposit located close to the contact between sedimentary basin sequence and the volcanic basement.  The deposit extends for a 5 kilometre strike along the Casa Berardi Fault system.

Scott Wilson RPA was commissioned by Aurizon to prepare an updated mineral reserve estimate in accordance with the Standards of Disclosure for Mineral Projects as defined by N1 43-101.  In addition, Scott Wilson RPA audited the mineral resources estimate prepared by Geostat for the East mine crown pillar and the geological interpretation prepared by Aurizon.  Mineral reserves and resource estimations have been classified in accordance with NI 43-101.  Results are as follows:

Aurizon Mines Ltd. - March 28, 2007
Aurizon Reports Mineral Resources of Over One Million Ounces of Gold
at Joanna and Confirms Mineral Reserves at Casa Berardi

CASA BERARDI MINERAL RESERVES AND RESOURCES ESTIMATE[1]
		2006			2005
	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces
Proven Mineral Reserves
Zone 113	622,000	10.7	213,000	-	-	-
Probable Mineral Reserves
Zone 113	2,160,000	8.9	616,000	2,935,000	9.1	861,000
Zone Lower Inter	1,190,000	6.1	233,000	1,190,000	6.1	233,000
Zone South West	420,000	4.1	55,000	420,000	4.1	55,000
Zone North West	179,000	5.5	32,000	162,000	6.0	31,000
Zone 111	53,000	5.0	9,000	112,000	6.2	22,000
Development	89,000	3.9	11,000	89,000	3.9	11,000
Total mineral reserves	4,713,000	7.7	1,169,000	4,908,000	7.7	1,213,000
Measured Mineral Resources
Zone 113	38,000	7.3	9,000	-	-	-
East Mine Crown Pillar	291,000	4.3	41,000	-	-	-
Indicated Mineral Resources
Zone 113	500,000	3.7	60,000	231,000	5.0	37,000
Zone Lower Inter	298,000	5.4	52,000	298,000	5.4	52,000
Zone 111	40,000	5.4	7,000	219,000	4.7	33,000
Zone South West	323,000	4.6	47,000	367,000	4.7	57,000
Zone Inter	124,000	4.4	18,000	124,000	4.4	18,000
Zone 109	68,000	8.6	19,000	-	-	-
Zone 115	39,000	15.1	19,000
Zone Principal	655,000	6.2	131,000	655,000	6.2	131,000
East Mine Crown pillar	617,000	4.6	91,000	827,000	4.5	119,000
East mine underground	104,000	9.6	32,000
Total measured and indicated resources	3,097,000	5.3	526,000	2,721,000	5.1	447,000
Inferred Mineral Resources
Zone 109	-	-	-	125,000	9.1	36,000
Zone Lower Inter	115,000	6.6	25,000	115,000	6.6	25,000
Zone North West	-	-	-	-	-	-
118-120	1,141,000	6.9	254,000	1,704,000	6.1	334,000
Zone Principal	2,963,000	6.5	615,000	2,963,000	6.5	615,000
East Mine	808,000	6.4	166,000	742,000	7.3	174,000
Total inferred resources	5,027,000	6.6	1,060,000	5,649,000	6.5	1,184,000

Notes

1.

All of the above mineral reserve and resource estimates have been audited and/or prepared by Scott Wilson RPA.  Indicated mineral resources are exclusive of mineral reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Aurizon Mines Ltd. - March 28, 2007
Aurizon Reports Mineral Resources of Over One Million Ounces of Gold
at Joanna and Confirms Mineral Reserves at Casa Berardi

Updated proven and probable mineral reserves

•

Updated proven and probable mineral reserves are based on new information acquired from the definition drilling completed within Zone 113.  Three rigs were active in 2006, along the 630, 650, 670, 690, 710 and 730 metre levels.  Information from the definition drilling was used to outline the precise ore stope dimensions.  Footwall drifts, which are set 20 metres apart, were used as the collar locations.  As a result, some stopes, previously outlined by the Updated Feasibility Study in 2005, returned higher grades, while other stopes were retrieved from the Updated Feasibility mining plan.

•

Mineral reserves are estimated using an average long-term gold price of US$485 per ounce, and a US$/C$ exchange of 1:1.10.  A cut off grade of 4.0 grams of gold per tonne was used and was based on current operating costs and updated gold prices.

•

A minimum underground mining width of three metres was used.

•

Production by Aurizon of 68,000 tonnes averaging 8.58 grams of gold per tonne has been deducted from the measured resources of Zone 113.  Production by the previous operator of 20,000 tonnes averaging 6.7 grams of gold per tonne has been deducted from the resources of the NW Zone.

•

Bulk density is 2.70 tonnes per cubic metre for Zone 113, and 2.77 tonnes per cubic metre for other zones.  Dilution was calculated in the same manner as the 2005 mineral reserves and averages 14% over all zones.  Stope extraction for all zones was estimated at 97%.

The selected mining method is sequential transversal and longitudinal long hole when the vein is larger than 10 metres and longitudinal long hole retreat when the vein is less than 10 metres.  In areas where the fault is wider, the sequential mining method will also be used when the vein is less than 10 metres.  When the vein is larger than 20 metres, it is divided into panels and mined from the hangingwall to the footwall.  The stoping sequence includes cemented rockfill of the primary stoping sequence, cemented and unconsolidated rockfill for the longitudinal retreat and unconsolidated rockfill for secondary stoping sequence.

Stope dilution has been calculated from numerical modeling on the basis of the stability of the stope openings, ore deposit geometry and mining method.  The amount of dilution was reduced for stopes of smaller dimensions on the fringes of the zone, and increased for stopes with unfavourable geometry.  In addition, each stope was assigned a backfill dilution percentage based on number of walls standing against the fill and the type of mucking floor.

Updated measured and indicated mineral resources

•

Updated measured and indicated mineral resources are based on new information acquired from the infill drilling completed within Zones 113, 111 and 109 and the re-assessment of existing mineral resources within the crown pillar of the East Mine, where one rig was active in the first half of 2006, and the re-assessment of the mineral resources below the 300 metre level of the East Mine.  As a result, Zone 113 has been extended upwards to the 280 metre level and measured and indicated mineral resources have been confirmed at the East Mine.  In addition, a new polygonal estimate has been prepared by Aurizon, and audited by Scott Wilson RPA, for Zones 109 and 115.

Updated inferred mineral resources

•

Updated inferred mineral resources are based on new information acquired from the underground exploration drilling completed within the area of Zones 118-120, that were previously discovered by surface drilling.  Mineralization differs from the existing mineral reserves and indicated resources, because the gold is usually associated with disseminated sulphide and stockwork rather than large and continuous quartz veins.  As a result, the geological block model has been updated and remodelled by Scott Wilson RPA and a new inferred mineral resource has been estimated.  Drilling is currently ongoing in order to transfer these resources into the indicated mineral category and, ultimately, mineral reserves, upon completing an appropriate mining plan.

Aurizon Mines Ltd. - March 28, 2007
Aurizon Reports Mineral Resources of over One Million Ounces of Gold at Joanna and
Confirms Mineral Reserves at Casa Berardi

•

New geological block models for the underground portion of the East Mine has been prepared by Aurizon.  A new geological model has been prepared by Geostat for the East Mine crown pillar.  All of these were audited by Scott Wilson RPA.

•

Areas below the 340 metre level, previously included in Zone 111, are now included in Zone 113.

No adjustments have been made for the updated mineral reserves and resources estimates from the parameters defined by Scott Wilson RPA in the Updated Feasibility Study completed in 2005.

Joanna Gold Property

Aurizon has an option to acquire a 100% interest in the Joanna Property, subject to a 2% net smelter royalty.  The property is located along the Cadillac Break, 20 km east of Rouyn-Noranda, just off highway 117.  The property was mined previously from underground to a maximum depth of 200 metres.  A total of 46,000 tonnes at an average grade of 6.6 grams of gold per tonne were reported to have been mined in 1948-1949.

Geostat was commissioned by Aurizon to prepare a mineral resource estimate based on data available from drill holes completed by previous operators, in accordance with the Standards of Disclosure for Mineral Projects as defined by N1 43-101.  Results are as follows:

JOANNA MINERAL RESOURCE ESTIMATE
	Indicated			Inferred
Cut-off grade (grams per tonne)	Tonnes	Gold Grade Grams/tonne	Gold Ounces	Tonnes	Gold Grade Grams/tonne	Gold Ounces

0	5,505,000	1.76	310,700	23,392,000	1.48	1,116,500
0.5	5,398,000	1.78	308,800	21,838,000	1.57	1,102,500
1	4,583,000	1.95	288,400	16,244,000	1.84	962,800

1.  The above figures exclude historical production and numbers are rounded.

▪

The mineral resource estimate reflects the status of the Joanna project as of December 31, 2006, and does not take into account the new Aurizon drilling program currently in progress.  Data from three hundred and eighty one (381) drill holes completed by previous operators have been used for the mineral resource estimate.  The holes were drilled between section 7300 East and 9500 East down to 400 meters with an average spacing of forty metres.  Aurizon has computerized and validated the historical data available on hard copy documents and has also converted the imperial data into metric as necessary.  In preparing the mineral resource estimate, Geostat visited the site, took independent samples and reviewed the core and the data.

▪

Mineralization appears to be metamorphosed sediment hosted disseminated sulfide rather than the expected quartz vein association.  Deformation within the sediments is weak to moderate as a result of the high grade metamorphism.  Inter layered mafic units are strongly deformed with tectonic breccias and gauge associated with the Cadillac fault system.  Gold enrichment is adjacent to the mafic unit and is related to fine grain arsenopyrite in a biotite rich matrix.  Narrow, widely spaced, quartz veins with higher grades have been intersected.

▪

The veins are included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams of gold per tonne.  The corridor extends along a 2,200 metre east-west trend and can be followed down to a depth of 400 metres.  Mineralization follows multiple distinct zones, along a dip of 55o to the north with a western plunge.  Five zones have been clearly identified with three of them located south of the fault and two of them located on the northern side.  The fault is generally barren.  Geostat has confirmed the continuity of the zone on strike and dip.

▪

Although the project is located one kilometre north of a restricted land area, all the titles are in good standing and no significant permitting issues are anticipated.  The project is located in Quebec, which has favourable mining laws and low political risk.

Aurizon Mines Ltd. - March 28, 2007
Aurizon Reports Mineral Resources of over One Million Ounces of Gold at Joanna and
Confirms Mineral Reserves at Casa Berardi

▪

Previous records indicate that sampling was performed sporadically along the hole to a maximum length of 1.5 metres.  As previously reported in the press release dated March 23, 2007, twenty two recovered holes have been re-assayed and confirm the grades and widths of the historic intersections.  In addition, sampling of core sections, which had not previously been assayed, returned similar grades.  As a result, the average width of the zone could be extended to twenty three meters which is 24% wider than previously estimated.  No results from the current drilling and re-assaying programs have been incorporated into the mineral resource estimate.

▪

Although previous data indicates that higher grade intervals were intersected, higher grades were capped at 25 grams of gold per tonne.  In addition to the higher grades, multiple assays returned grades between 0.5 and 2.0 grams of gold per tonne.

▪

The specific gravity used in the tonnage calculation is 2.68 tonnes per cubic metre.

▪

The interpretation of the cross sections has been modeled on five meter benches from surface to a depth of 400 metres.  The block model has been estimated on blocks of 5 metres east by 5 metres along the dip by 2 metres north.  The blocks within an ellipsoid of 50 metres along the East-West strike, 25 metres along the dip and 10 metres across with a minimum of 8 composites from 4 holes are classified as indicated mineral resources.  The others within the mineralized envelope are classified as inferred mineral resources.

Outlook

Casa Berardi Gold Mine

Aurizon is currently in the start up phase of operations and is testing and validating the mine plan outlined in the Updated Feasibility Study, which is different from the mining plan employed by previous operators.  Once the current mine plan has been successfully tested and validated, Aurizon will apply the methods and parameters contained therein to the current mineral resources, with the objective of transferring these to mineral reserves later this year.

In addition, Aurizon will utilize at least two underground and two surface drill rigs to upgrade existing mineral resources and add new mineral resources in 2007, as follows:

▪

Approximately 8,000 metres of underground drilling on 25 metre spacing will be performed from the exploration track drift on the 550 metre level on Zones 118 - 120, and 115 to increase the confidence level of the resources and, ultimately, transfer those resources into reserves upon completion of an appropriate mining plan.

▪

The 550 track drift will be extended to the east by approximately 200 metres in order to provide access to drill the recently discovered Zone 123-S from underground.

▪

Approximately 23,000 metres of surface drilling will be performed with two rigs operating in the area of Zones 122-Deep and 123S, and east of the Principal Zone.

Aurizon has also designed a three year deep exploration program to further test the exploration potential within the mining lease, particularly to depth:

▪

An exploration drift will be driven east from the bottom of the planned production ramp on Zone 113, at the 850 metre level, for approximately 1,000 metres to provide access for a deep drilling program down to 1,500 metres.

▪

The production drift at the 570 metre level of the Lower Inter Zone will be extended to enable drilling to test the dip extension of that zone.

▪

The 4.5 kilometre haulage drift connecting the West mine to the East mine at the 280 metre level will be rehabilitated as part of the overall mine development plan.  This drift will provide an exploration platform to test the area between the Principal Zone and the East Mine.  It is anticipated that an exploration program could be initiated from the drift in the fourth quarter, 2007.

Aurizon Mines Ltd. - March 28, 2007
Aurizon Reports Mineral Resources of over One Million Ounces of Gold at Joanna and
Confirms Mineral Reserves at Casa Berardi

Joanna Gold Property

Two rigs are currently active along the lateral and dip extension of the mineral resource outline with the objective of increasing the existing mineral resources.  As previously reported, additional former holes will be re-assayed to confirm the grade and extend the thickness of the zone within the existing mineral resource outline.  An updated mineral resource estimate, which will include results from the current drilling and re-assaying programs, should be completed by the end of the second quarter, 2007.  Preliminary metallurgical and geotechnical testwork are in progress to provide a guideline in order to initiate a preliminary economic assessment with a view to complete it by year end.  In addition, exploration drilling will be initiated on the recently optioned adjacent properties.

Mineral resource and reserve estimates, implementation and the quality control program are supervised by Jeannot Boutin, Principal Engineer, and Ghislain Fournier, Corporate Development Manager with the assistance of Geostat and Scott Wilson RPA, all “qualified persons” as defined by National Instrument 43-101.

Additional Information

A sketch is attached showing the reserve and/or resource outlines at the Casa Berardi Gold Mine and Joanna Gold Project.  All other information previously released on Casa Berardi and Joanna is also available on the Aurizon website.

Aurizon is an emerging gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon expects to achieve commercial production at its Casa Berardi gold mine early in the second quarter of 2007.  It is estimated that Casa Berardi will produce in excess of 1,000,000 ounces of gold over the initial six year mine life.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

David Hall, President Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, the timing of bringing Casa Berardi into production, mine life, future commercial production, planned work programs, timing of completion of updated resources estimate and preliminary economic assessment. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; or in the delays in the completion of development or construction activities, delays in work programs resulting from shortage of labour, equipment or financial resources, environmental risks and hazards, and other risks more fully described in Aurizon's Annual Information Form and the NI 43-101 Technical Report dated October 26, 2006, prepared by Rosco-Postle & Associates Inc. filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

Aurizon Mines Ltd. - March 28, 2007
Aurizon Reports Mineral Resources of over One Million Ounces of Gold at Joanna and
Confirms Mineral Reserves at Casa Berardi

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

CASA BERARDI GOLD MINE
Composite Longitudinal Section
10400E
12000E
13600E
15200E
-400m
-800m
-1200m
850 m
Project 570
LI dip extension
(3 years drift - UG drilling)
Project 850
Dip extension 1,000-1,500m
Surface exploration
(3 years ramp-drift - UG drilling)
118 - 120
Transfer Resources
to Reserves
Surface Exploration
Project 280
3 years drift, rehab - UG drilling
EAST MINE
Transfer Resources to Reserves
0 200m
4 km
QUEBEC
Casa Berardi
Joanna
JOANNA PROJECT
Composite Longitudinal Section
5500E
6000E
6500E
7000E
7500E
8000E
8500E
9000E
9500E
4700m
4400m
AURIZON
Drilling Area
Indicated Resources : 308,800 oz
Inferred Resources : 1,102,400 oz
0 200m
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Proposed Development
AURIZON MINES LTD.
CASA BERARDI & JOANNA PROJECT
QUEBEC
Mineral Reserves & Resources
March 28, 2007

Reference: News Release Issue No. 8 - 2007